FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

First Filing for the month of May 2002

G. WILLI-FOOD INTERNATIONAL LTD.

(Translation of registrant's name in English)

3 Nahal Snir St., Yavne, Israel 81224
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F X FORM 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES _ NO X

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On May 26, 2002, G. Willi-Food International Ltd. (the "Registrant") announced its audited financial results for the first quarter and for the year of 2002.

Exhibits

The following document is filed herewith as an exhibit to this Form 6-K:

Copy of the Company's press release, dated May 26, 2002.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
(Registrant)

Dated: May 26, 2002

By: [signature]
Name: Joseph Williger
Title: Cheif Executive Officer

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: May 26, 2002

By: /s/ [signature]
Name: Joseph Williger
Title: Cheif Executive Officer

615788.1

G. WILLI-FOOD INTERNATIONAL LTD ANNOUNCES RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2002

NET INCOME INCREASE OF 34% ON SALES INCREASE OF 2%

Tel-Aviv, Israel, May 26, 2002.

G. Willi-Food International Ltd. (NASDAQ: WILCF) today reported its unaudited financial results for the first quarter ended March 31, 2002.

Total sales for the three months ended March 31, 2002, increased by 2% to NIS 39,097,000 (US$ 8,376,000) from NIS 38,374,000 (US$ 8,221,000) for the same period in 2001.

Gross profit for the three months ended March 31, 2002, increased by 30% to NIS 11,704,000 (US$ 2,508,000) from NIS 8,985,000 (US$ 1,925,000) for the same period in 2001. The gross profit representes 30% of the total sales for the three months ended March 31, 2002 in compare to 23% for the same period in 2001.

Operating income for the three months ended March 31, 2002 increased by 47% to NIS 6,645,000 (US$ 1,424,000) from NIS 4,522,000 (US$ 969,000) for the same period in 2001.

Net income for the three months ended March 31, 2002 increased by 34% to NIS 4,251,000 (US$ 911,000) from NIS 3,183,000 (US$ 682,000) for the same period in 2001.

The basic earnings per share for the three months ended March 31, 2002 is NIS 0.99 (US$ 0.21) from NIS 0.75 (US$ 0.16) for the same period in 2001.

G. Willi-Food International Ltd., is engaged in the import, marketing and distribution of over 400 food products, including canned vegetables, pickled olives and other pickled vegetables, packaged fruit, canned and frozen fish, edible oil, dried fruit and nuts, coffee creamers, jams, halva, pasta, tahini, butter cookies and pastries, certain dairy products and certain frozen or chilled products. The company believes that it is one of the leading importers in Israel of such a broad range of imported food products. The company sells products with widespread demand in the Israeli marketplace, as well as products that cater to more select groups.

G. WILLI-FOOD INTERNATIONAL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(Adjusted to NIS of March 2002)

	Adjusted New Israeli Shekels		Convenience translation into U.S. Dollars
	March 31, 2002	December 31, 2001	March 31, 2002
	In thousands	In thousands	In thousands
	Unaudited	Audited	Unaudited
ASSETS			
Current assets			
Cash and cash equivalents	12,923	25,268	2,768
Marketable securities	14,314	14,593	3,066
Trade receivables	31,308	23,351	6,707
Other receivables and prepaid expenses	1,713	4,809	367
Related parties	165	44	35
Inventories	30,084	19,765	6,446
Total current assets	90,507	87,830	19,389
Property and equipment			
Cost	6,237	6,197	1,336
Less-accumualted depreciation	3,502	3,276	750
	2,735	2,921	586
Other assets, net	13	8	3
	93,255	90,759	19,978
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Short term bank credit	768	2,206	165
Trade payables	13,548	14,872	2,902
Related parties	685	1,272	147
Other and accrued expenses	3,979	2,360	852
Total current liabilities	18,980	20,710	4,066
Accrued severance pay	159	157	34
	159	157	34
Shareholders' equity	74,116	69,892	15,878
	93,255	90,759	19,978

G. WILLI-FOOD INTERNATIONAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Adjusted to NIS of March 2002)

	Adjusted New Israeli Shekels			Convenience Translation into U.S. Dollars
	Three months Ended March 31,		Year ended December 31,	Three months Ended March 31,
	2002	2001	2001	2002
	In thousands		In thousands	In thousands
	Unaudited		Audited	Unaudited
Sales	39,097	38,374	130,314	8,376
Cost of sales	27,393	29,389	100,860	5,868
Gross profit	11,704	8,985	29,454	2,508
Selling expenses	2,652	1,991	9,796	568
General and administrative expenses	2,407	2,472	8,867	516
Total operating expenses	5,059	4,463	18,663	1,084
Operating income	6,645	4,522	10,791	1,424
Financial income (expense) , net	(484)	341	1,767	(104)
Other expense, net	(4)	-	-	(1)
Income before taxes on income	6,157	4,863	12,558	1,319
Taxes on income	1,906	1,680	4,100	408
Net income	4,251	3,183	8,458	911
Earnings per share data:				
Earnings per share:				
Basic	0.99	0.75	1.98	0.21
Diluted	0.99	0.75	1.98	0.21
Shares used in computing				
earnings per ordinary share:				
Basic	4,277,500	4,277,500	4,277,500	4,277,500
Diluted	4,277,500	4,277,500	4,277,500	4,277,500